UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

19 April 2022 Pearson plc ("Pearson") Pearson's OPM contract with ASU to end in 2023 - no change to Group guidance
LONDON, 19 APRIL 2022: Pearson, the world's leading learning company, today announces that its Online Program Management (OPM) partnership with Arizona State University (ASU) will end in June 2023 and reiterates existing Group financial guidance.

Over the last 10 years, the ground-breaking collaboration between Pearson and ASU has helped the university enhance and expand its online learning services and resources. Together, ASU and Pearson share a deep commitment to making an impact on the lives of learners and this highly successful partnership has helped tens of thousands of students to reach their potential by obtaining a college degree.

The profit impact of the contract termination will be modest in 2022 and 2023 and will be offset thereafter through eliminating related costs and re-directing investment across our strategic growth opportunities. There is no change to the Group financial guidance for 2022 that we laid out at our preliminary results in February this year and our medium-term Group level guidance is also unchanged. We continue to expect to achieve mid-single digit Group revenue CAGR from 2022 to 2025 and for Group margins to remain relatively stable in the near term, as we invest to drive growth, improving by 2025 to mid-teens.

This announcement contains inside information.

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Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Forward looking statements
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future.

There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (plc.pearson.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 April 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary